SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                  FORM 12b-25

Commission File Number 0-24708
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                         NOTIFICATION OF LATE FILING

                                 (CHECK ONE)

[X] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB

For Period Ended: September 28, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates::

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PART I - REGISTRANT INFORMATION
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         AMCON DISTRIBUTING COMPANY
         Full Name of Registrant (Former Name if Applicable)

         10228 L STREET
         Address of Principal Executive Offices (Street and Number)

         OMAHA, NEBRASKA 68127
         City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

       (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)     The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR; or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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      State below in reasonable detail the reasons why Forms 10-K,
      20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period


The Annual Report on Form 10-K for the Registrant for the fiscal year ended September 28, 2001 could not be filed without unreasonable effort or expense and, as a result, the Registrant seeks relief pursuant to Rule 12b-25(b).

The Registrant is currently finalizing the terms of an amendment to its revolving credit facility. Such amendment was received on December 26, 2001, the day prior to the due date for filing Form 10-K. As a result, additional time is required to appropriately reflect the amendment in the Registrant's Form 10-K for the year ended September 28, 2001.

Management of the Registrant anticipates the filing of the Form 10-K on or before January 11, 2002.

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PART IV - OTHER INFORMATION
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     (1)     Name and telephone number of person to contact in regard to this notification

             MICHAEL D. JAMES         (402)          331-3727
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                 (Name)           (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes                      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                      [ ] No

             If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    See Exhibit A



                           AMCON DISTRIBUTING COMPANY
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 2001            By: /s/ Michael D. James
                                       --------------------
                                       Michael D. James
                                       Secretary, Treasurer and Chief
                                        Financial Officer




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EXHIBIT A
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       EXPLANATION OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS
                         Form 12b-25, Part IV(3)

AMCON Distributing Company issued a press release on December 21, 2001 announcing (a) revenues for the fiscal year ended September 28, 2001 were $582.0 million compared to $424.7 million in the prior year, (b) a net loss of $3.3 million compared to net income of $3.9 million for the prior year and (c) a net loss of $1.22 per share compared to net earnings per share of
1.37 per share in the prior year.

The loss for the fiscal year ended September 28, 2001 includes (i) a loss from discontinued operations of $1.6 million related to the sale of the Company health and natural foods distribution business in March 2001, (ii) a loss of $1.5 million associated with the Quincy distribution business which was acquired in June 2001 and (iii) losses of $2.3 million incurred by the retail health food segment.